Concordia International Corp. Comments on CMA Statement of Objections Related to Hydrocortisone 10mg

OAKVILLE, ON, March 3, 2017 - Concordia International Corp. ("Concordia" or the "Company") (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products, today commented on the issuance by the UK Competition and Markets Authority (CMA) of a Statement of Objections to Actavis UK (formerly Auden Mckenzie) and Concordia’s International segment in relation to the supply of 10mg hydrocortisone tablets in the United Kingdom between 2013 and 2016.

A statement of objections (SO) is a formal statement by the CMA that it considers that a competition infringement may have occurred.

The Company commented: "We believe that the conduct of Amdipharm was not in breach of competition law. We will review the CMA's provisional position as set out in its Statement of Objections and then intend to respond in detail to it. As previously disclosed, we are cooperating fully with the CMA in this investigation. We believe that the supply arrangement between Auden McKenzie, which was acquired by Actavis in 2015, and Amdipharm for full-indication 10mg hydrocortisone tablets did not infringe competition law.”

The CMA commented: “As always at this stage in an investigation, these findings are provisional and no conclusion should be drawn at this stage that there has in fact been any breach of competition law. We will carefully consider any representations of the companies under investigation before determining whether the law has been infringed.”

The SO issued today includes matters that pre-date Concordia's ownership of the International segment. Concordia acquired the International segment as a result of its transaction to purchase Amdipharm Mercury Limited from Cinven and certain other sellers, which closed on October 21, 2015.

The statement of objections is additionally addressed to Cinven as the ultimate parent company of Concordia International (Jersey) Limited from January 1, 2013 until October 20, 2015, and Concordia from October 21, 2015 until June 24, 2016.

The SO constitutes the CMA's provisional view that a supply agreement between Auden McKenzie and Amdipharm for Auden’s full-indication hydrocortisone 10mg tablets delayed the sale by Amdipharm of its own reduced-indication formulation of hydrocortisone 10mg tablets in the UK.

Concordia and others will now have the opportunity to respond. The CMA is then under a duty to carefully consider the parties' representations in response before making a decision on this issue.

About Concordia
Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products. The Company has an international footprint with sales in more than 90 countries, and has a diversified portfolio of more than 200 established, off-patent molecules. Concordia also markets orphan drugs through its Orphan Drugs Division, consisting of Photofrin® for the treatment of certain rare forms of cancer.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements relating to the CMA’s investigation, Concordia’s response to the SO and Concordia’s compliance with competition laws (including, without limitation, its belief that the supply agreement between Amdipharm Mercury Limited and Auden did not infringe applicable competition laws). Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with Concordia's securities, risks associated with the CMA investigation, including, without limitation, the inability to respond to any requests of the CMA in the time required by the CMA, the CMA considering Concordia’s representations prior to making any finding, Concordia failing to cooperate with the CMA in its investigation (which could result in fines being assessed against Concordia), Concordia failing to communicate a response to the SO, Concordia being found to have infringed competition laws, which could result in fines being imposed on Concordia and additional actions being commenced against Concordia, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia's business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

For more information please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com

For UK media inquiries please contact:

+44 (0)20 3727 1000
Concordia@fticonsulting.com